UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐       No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

2.	Earnings Release for Q4 2022

Item 1

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Millicom International Cellular S.A.

For the three-month period and year ended December 31, 2022

February 10, 2023

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Unaudited interim condensed consolidated statement of income for the three-month period and year ended December 31, 2022

in millions of U.S. dollars except per share data	Notes	Twelve months ended December 31, 2022 (ii)	Twelve months ended December 31, 2021 (i)	Three months ended December 31, 2022 (ii)	Three months ended December 31, 2021 (i)
Continuing Operations
Revenue	5	5,624	4,261	1,381	1,254
Cost of sales		(1,506)	(1,197)	(372)	(347)
Gross profit		4,118	3,063	1,010	908
Operating expenses		(1,890)	(1,546)	(462)	(447)
Depreciation		(999)	(804)	(242)	(220)
Amortization		(345)	(310)	(81)	(77)
Share of profit in joint ventures (ii)	8	32	210	7	25
Other operating income (expenses), net		(2)	5	5	14
Operating profit	5	915	619	238	203
Interest and other financial expenses	11	(617)	(495)	(148)	(130)
Interest and other financial income		18	23	11	2
Revaluation of previously held interests in Guatemala	3	—	670	—	670
Other non-operating (expenses) income, net	6	(78)	(49)	(36)	(13)
Profit (loss) from other joint ventures and associates, net		—	(40)	—	(1)
Profit before taxes from continuing operations		238	728	64	731
Tax (charge), net	12	(222)	(158)	(22)	(92)
Profit from continuing operations		16	570	42	639
Profit (loss) from discontinued operations, net of tax	4	113	(28)	—	(16)
Net profit for the period		129	542	42	623

Attributable to:
Owners of the Company		177	590	57	643
Non-controlling interests		(48)	(48)	(15)	(20)

Earnings/(loss) per common share for net profit/(loss) attributable to the owners of the Company:
Basic ($ per share) (iii)	7	1.27	4.59	0.33	5.04
Diluted ($ per share) (iii)	7	1.27	4.57	0.33	5.02

(i)  Re-presented for discontinued operations (see note 4)

(ii)  Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers are not directly comparable with December 31, 2021 figures.

(iii)  2021 comparatives have been restated as a result of the completion of the rights offering (see note 7)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period and year ended December 31, 2022

in millions of U.S. dollars	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021	Three months ended December 31, 2022	Three months ended December 31, 2021
Net profit (loss) for the period	129	542	42	623
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	19	(51)	3	(14)
Change in value of cash flow hedges, net of tax effects	9	17	4	5
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	(2)	1	(2)	1
Total comprehensive income (loss) for the period	155	509	46	615

Attributable to:
Owners of the Company	204	566	61	637
Non-controlling interests	(49)	(57)	(15)	(23)

Total comprehensive income (loss) for the period arises from:
Continuing operations	42	536	47	642
Discontinued operations	113	(27)	—	(27)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Unaudited interim condensed consolidated statement of financial position as at December 31, 2022

in millions of U.S. dollars	Notes	December 31, 2022	December 31, 2021 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,361	7,558
Property, plant and equipment, net	9	2,989	3,382
Right of use assets, net		884	1,024
Investments in joint ventures	3, 8	590	596
Investments in associates		—	22
Contract costs, net		10	8
Deferred tax assets		204	180
Derivative financial instruments	13	19	21
Amounts due from non-controlling interests, associates and joint ventures	8	—	24
Other non-current assets		76	74
TOTAL NON-CURRENT ASSETS		12,133	12,890

CURRENT ASSETS
Inventories		53	63
Trade receivables, net		379	405
Contract assets, net		77	69
Amounts due from non-controlling interests, associates and joint ventures	8	15	42
Prepayments and accrued income		117	166
Current income tax assets		111	104
Supplier advances for capital expenditure		21	35
Other current assets		197	269
Restricted cash		57	203
Cash and cash equivalents		1,039	895
TOTAL CURRENT ASSETS		2,065	2,251
TOTAL ASSETS		14,198	15,141
(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Unaudited interim condensed consolidated statement of financial position as at December 31, 2022 (continued)

in millions of U.S. dollars	Notes	December 31, 2022	December 31, 2021 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	14	1,343	628
Treasury shares		(47)	(60)
Other reserves		(559)	(594)
Retained profits		2,691	2,019
Net profit for the year attributable to equity holders		177	590
Equity attributable to owners of the Company		3,605	2,583
Non-controlling interests		29	157
TOTAL EQUITY		3,634	2,740

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,624	5,904
Lease liabilities	11	853	996
Derivative financial instruments	13	53	1
Payables and accruals for capital expenditure		473	435
Provisions and other non-current liabilities		295	364
Deferred tax liabilities		148	214
TOTAL NON-CURRENT LIABILITIES		8,445	7,914

CURRENT LIABILITIES
Debt and financing	11	180	1,840
Lease liabilities	11	163	171
Put option liability	3	—	290
Payables and accruals for capital expenditure		428	452
Other trade payables		400	347
Amounts due to non-controlling interests, associates and joint ventures	8	58	74
Accrued interest and other expenses		412	539
Current income tax liabilities		86	128
Contract liabilities		88	97
Provisions and other current liabilities		305	548
TOTAL CURRENT LIABILITIES		2,119	4,487
TOTAL LIABILITIES		10,565	12,401
TOTAL EQUITY AND LIABILITIES		14,198	15,141
(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2022

in millions of U.S. dollars	Notes	December 31, 2022	December 31, 2021 (i)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		238	728
Profit (loss) before taxes from discontinued operations	4	116	3
Profit (loss) before taxes		354	731
Adjustments to reconcile to net cash:
Interest expense on leases		131	131
Interest expense on debt and other financing		497	400
Interest and other financial income		(18)	(23)
Adjustments for non-cash items:
Depreciation and amortization	5, 4	1,364	1,196
Share of net profit in joint ventures		(32)	(210)
(Gain) loss on disposal and impairment of assets, net		(122)	(6)
Share-based compensation		29	17
Profit (loss) from other joint ventures and associates, net		—	39
Revaluation of previously held interest in Guatemala	3	—	(670)
Other non-cash non-operating (income) expenses, net	6	77	50
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(104)	(93)
Decrease (increase) in inventories		5	9
Increase (decrease) in trade and other payables, net		(37)	6
Increase (decrease) in contract assets, liabilities and costs, net		(14)	(5)
Total changes in working capital		(151)	(81)
Interest paid on leases		(128)	(140)
Interest paid on debt and other financing		(411)	(355)
Interest received		8	4
Taxes paid		(316)	(127)
Net cash provided by operating activities		1,284	956
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	13	(283)	(2,000)
Financing exit from the Ghana joint venture	3	—	(37)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	152	30
Purchase of spectrum and licenses		(93)	(37)
Purchase of other intangible assets	10	(179)	(98)
Purchase of property, plant and equipment	9	(800)	(740)
Proceeds from sale of property, plant and equipment	9	21	11
Proceeds from disposal of equity investments, net of costs		—	163
Dividends and dividend advances received from joint ventures and associates		10	13
Settlement of financial derivative instruments	13	11	—
Transfer (to) / from pledge deposits, net		33	(33)
Loans granted within the MFS lending activity		(3)	—
Cash (used in) provided by other investing activities, net		25	26
Net cash used in investing activities		(1,104)	(2,703)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2022 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	1,570	3,113
Repayment of debt and other financing	11	(2,127)	(1,335)
Loan repayment from (advance to) joint venture		—	193
Lease capital repayment		(157)	(137)
Proceeds from the rights offering, net of costs	14	717	—
Advances and dividends paid to non-controlling interests		(4)	(6)
Share repurchase program		—	(50)
Net cash from (used in) financing activities		(1)	1,777
Exchange impact on cash and cash equivalents, net		(11)	(10)
Net increase (decrease) in cash and cash equivalents		168	20
Cash and cash equivalents at the beginning of the year		895	875
Effect of cash in disposal group held for sale	4	(24)	—
Cash and cash equivalents at the end of the year		1,039	895
(i)	Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Unaudited interim condensed consolidated statements of changes in equity for the year ended December 31, 2022

in millions of U.S. dollars	Number of shares (000’s) (iii)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on January 1, 2021	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the year	—	—	—	—	—	590	(25)	565	(57)	509
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares(ii)	—	(1,471)	—	—	(56)	2	—	(54)	—	(54)
Share based compensation	—	—	—	—	—	—	18	18	1	19
Issuance of shares under share-based payment schemes	—	459	—	(2)	26	2	(25)	1	—	1
Change in scope of consolidation	—	—	—	—	—	(5)	—	(5)	—	(5)
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the year	—	—	—	—	—	177	27	204	(49)	155
Effects of rights offering(iv)	70,357	—	106	611	—	—	—	717	—	717
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(93)	—	—	(4)	1	—	(3)	—	(3)
Share based compensation	—		—	—	—	—	25	25	1	26
Issuance of shares under share-based payment schemes	—	419	—	(2)	16	4	(17)	1	—	1
Effect of the buy-out of non-controlling interests in Panama(v)	—	—	—	—	—	78	—	78	(78)	—
Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
(i)	Retained profits – includes profit for the period attributable to equity holders, of which at December 31, 2022, $472 million (2021: $486 million) are not distributable to equity holders.

(ii)	During the year ended December 31, 2022, Millicom withheld approximately 93,413 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2021: 1,369,284 shares repurchased in connection with the Group's share purchase program and 101,591 shares were withheld))

(iii)	The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.

(iv)	See note 14.

(v)	Resulting from the exercise of the put option in Panama, see note 3.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

Notes to the unaudited interim condensed consolidated statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 12, 2021, Millicom acquired the remaining 45% equity interest in its business in Guatemala (collectively, "Tigo Guatemala") and since that date owns 100% equity interest and fully consolidates Tigo Guatemala (see note 3). As a consequence this affects the comparability of the statements of income and cash flows in these unaudited interim condensed consolidated financial statements and the statement of financial position has been restated as a result of the finalization of the purchase accounting (refer to note 3).

On March 10, 2022, our operations in Tanzania, our last remaining operations in Africa, were classified as discontinued operations in the statement of income and as assets held for sale in the statement of financial position after the Group obtained all necessary approvals to conclude the announced divestiture. The sale was completed on April 5, 2022. As a result, the numbers in the statement of income have been re-presented for all periods shown (see note 4).

On February 9, 2023, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2021 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	Current macroeconomic environment and its effect on the Group's business activities, financial situation and economic performance

Inflation in many countries globally has been rising during 2022 due to a variety of factors, including significant disruptions to the global production and distribution of energy and food commodities caused by Russia’s invasion of Ukraine as well as the global response to that invasion. As a result, global economic prospects have been severely affected, including in our Latin America markets, a situation that is expected to continue at least throughout the beginning of 2023. During the year, the Group took meaningful steps to mitigate the impact of raising costs, including the implementation of numerous price increases, and cost efficiency initiatives which position us to drive healthy service revenue growth and margins going forward.

Although the macro-economic backdrop has become more challenging, business and financial performance for 2022 was broadly in line with our plans.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

Amendments effective for annual periods starting on or after January 1, 2023 that are not expected to have a significant impact on the Group consolidated financial statements:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented. The Group has been applying the so-called "Linked transaction approach" in the calculation of deferred taxes related to leases (and ARO) since the adoption of IFRS 16 (in compliance with these amendments). Therefore, the adoption of these amendments will not have an impact for the Group.

The following changes to standards are effective for annual periods starting on January 1, 2024 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback' (not yet endorsed by the EU)- The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements' (not yet endorsed by the EU): These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the year ended December 31, 2022

As of June 14, 2022, the Group received the formal notification from the minority shareholders of Cable Onda S.A. confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for an amount of approximately $290 million. The transaction closed on June 29, 2022 and the payment was applied against the already recorded put option liability of $290 million.

As a result, the non-controlling interests' carrying value of $78 million have been transferred to the Group's equity.

Acquisitions 2021

On November 12, 2021, Millicom announced that it had closed the agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition was initially financed through a bridge facility (see note 11).

As of June 30, 2022, Millicom had finalized the purchase accounting and determined the fair values of Tigo Guatemala's identifiable assets and liabilities and comparative figures as of December 31, 2021 have been restated accordingly. The finalization of the purchase accounting had an effect on the following financial position line items previously reported as of December 31, 2021:

$ millions	December 31, 2021	Impact of the finalization of the purchase accounting of Guatemala	December 31, 2021	Reason for the change
	As reported		As restated
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	7,721	(163)	7,558	(i)
Property, plant and equipment, net	3,198	184	3,382	(ii)
Right-of-use asset (non-current), net	1,008	17	1,024	(iii)
Prepayments and accrued income	168	(2)	166
Other current assets	302	(33)	269
LIABILITIES
Provisions and other current liabilities	546	2	548
(i)	Impact on intangibles resulting from the adjustments explained below.

(ii)	See updated fair values section below. Mainly relates to property, plant and equipment step up.

(iii)	See updated fair values section below. It relates to remeasurement of the right of use assets.

The impact of the finalization of Tigo Guatemala's purchase accounting on the 2021 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Further details of Tigo Guatemala acquisition are provided on the following page.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (continued)

The table below shows the changes in fair values compared to the values reported as of December 31, 2021.

At acquisition date - November 12, 2021 (in millions of U.S. dollars)	Provisional fair values (100%)	Final fair values (100%)	Changes
Intangible assets (excluding goodwill) (i)	1,294	1,917	623
Property, plant and equipment (ii)	547	731	184
Right of use assets (iii)	189	205	17
Other non-current assets	5	5	—
Current assets (excluding cash)	210	210	—
Trade receivables (iv)	42	42	—
Cash and cash equivalents	199	199	—
Total assets acquired	2,486	3,309	823
Lease liabilities (iii)	205	205	—
Other debt and financing	417	417	—
Other liabilities	281	281	—
Total liabilities assumed	903	903	—
Fair value of assets acquired and liabilities assumed, net - A	1,583	2,406	823
Purchase consideration (45%) - B	2,195	2,195	—
Implied fair value (100% of business) - C	4,877	4,877	—
Carrying value of our investment in joint venture at acquisition date - D	2,013	2,013	—
Goodwill arising on change of control - B+D-A=E	2,625	1,802	(823)
Revaluation of previously held interests - C-B-D=F (v)	670	670	—
Total goodwill - E+F=G	3,295	2,472	(823)

(i)	Fair value step-up have been recognized mainly on the following intangible assets:

a) the customer lists for an amount of $514 million, with estimated weighted average useful lives of 9.3 years.

b) the spectrum and licenses held by Tigo Guatemala for $51 million, with a remaining useful life of 11 years.

c) the trademarks and brand held and operated by Tigo Guatemala for $62 million, bringing its carrying value to $910 million. Management determined that the latter have indefinite useful lives.

(ii)	A fair value step-up of $184 million has been recognized on property, plant and equipment, mainly on the core network, network equipment and owned towers. The weighted average remaining useful live is estimated at 6 years.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $17 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired approximate their carrying value of $42 million.

(v)	The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value; the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and $28 million of net profit to the Group. If Tigo Guatemala had been acquired on January 1, 2021, incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (continued)

Disposals 2021 - Ghana

On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana. As part of the closing conditions, each partner committed up to $37.5 million for the reimbursement of certain local bank facilities.

Disposals 2022 - Tanzania

On March 10, 2022, Millicom obtained the final necessary regulatory approvals to sell its operations in Tanzania. The transaction was completed on April 5, 2022 (see note 4).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations-Tanzania

As from March 10, 2022, and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'Profit (loss) from discontinued operations, net of tax'. Comparative figures of the statement of income have been re-presented accordingly.

On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). As per the sale agreement, the initial sale price is adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provides an IPO1 adjustment clause valid until April 5, 2024, whereby Millicom would reimburse the buyer for any negative difference between the share price per share on the IPO date and the one implied by this sale. As of December 31, 2022, no additional provisions have been made by management in respect of the aforementioned items.

(a)   The net assets de-consolidated on the date of the disposal, as well as the gain on disposal, were as follows:

Details of the sale of the subsidiary ($ millions)	April 5, 2022
Carrying amount of net assets sold (A)	(79)
Initial sale consideration (B)	101
Gross gain on sale (B) - (A)	180
Other operating expenses linked to the disposal	(11)
Other operating income/expenses, net	(5)
Gain on sale before reclassification of foreign currency translation reserve	165
Reclassification of foreign currency translation reserve	(56)
Net gain on sale	109

(b)  The operating results and cash flows of the discontinued operation for the years ended December 31, 2022 and December 31, 2021 are set out below. The figures shown below are after inter-company eliminations.

1 The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The ´Tanzania Communications Regulatory Authority´ (TCRA) ordered the Tanzanian operations to complete such public offering by December 31, 2025, at the latest.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Results from Discontinued Operations (in millions of U.S. dollars)	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021	Three months ended December 31, 2022	Three months ended December 31, 2021
Revenue	88	357	—	92
Cost of sales	(26)	(104)	—	(27)
Operating expenses	(27)	(131)	—	(37)
Depreciation and amortization	(21)	(83)	—	(20)
Other operating income (expenses), net	4	1	—	—
Gain/(loss) on disposal of discontinued operations	120	—	—	—
Other expenses linked to the disposal of discontinued operations	(11)	—	—	—
Operating profit (loss)	127	39	—	9
Interest income (expense), net	(12)	(36)	—	(12)
Other non-operating (expenses) income, net	—	(1)	—	—
Profit (loss) before taxes	116	3	—	(3)
Credit (charge) for taxes, net	(3)	(31)	—	(13)
Net profit/(loss) from discontinued operations	113	(28)	—	(16)

Cash flows from discontinued operations (in millions of U.S. dollars)	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021
Cash from operating activities, net	18	87
Cash from (used in) investing activities, net	10	(46)
Cash from (used in) financing activities, net	(9)	(35)
Net cash inflows	19	5

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our unaudited condensed consolidated financial statements and will no longer report it in our consolidated financial statements for future periods. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called the ‘Group Segment’, which includes the results of our Latin American operations, and regional and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group segment figures also include our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for it using the equity method of accounting, along with our operations in Honduras.

Revenue, operating profit (loss), EBITDA and other segment information for the three- month periods and years ended December 31, 2022 and 2021, are shown on the following pages.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

5. SEGMENT INFORMATION (Continued)

Twelve months ended December 31, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	3,392	(436)	1	2,957
Cable and other fixed services revenue	2,247	(108)	7	2,145
Other revenue	73	(5)	—	69
Service revenue (i)	5,712	(549)	8	5,171
Telephone and equipment revenue	491	(37)	—	454
Revenue	6,203	(586)	8	5,624
Operating profit (loss)	1,004	(121)	32	915
Add back:
Depreciation and amortization	1,454	(112)	1	1,344
Share of profit in joint ventures (viii)	—	—	(32)	(32)
Other operating expenses (income), net	(1)	3	(1)	2
EBITDA (ii)	2,457	(230)	1	2,228
EBITDA from discontinued operations	24	—	—	24
EBITDA incl discontinued operations	2,482	(230)	1	2,252
Capital expenditure (iii)	(1,042)	85	—	(957)
Spectrum paid	(93)	—	—	(93)
Changes in working capital and others (iv)	(95)	(26)	—	(121)
Taxes paid	(365)	49	—	(316)
Operating free cash flow (v)	887	(122)	1	765
Total Assets (vi)	14,543	(1,004)	660	14,198
Total Liabilities	11,097	(603)	70	10,565
(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Excluding spectrum and licenses.

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less capex, less spectrum paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala (prior to acquisition) and Honduras as reported in the Group Segment.

(viii)	As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and excludes Africa.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

5. SEGMENT INFORMATION (Continued)

Twelve months ended December 31, 2021 (in millions of U.S. dollars)	Group Segment (viii)	Guatemala and Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	3,372	(1,372)	—	2,000
Cable and other fixed services revenue	2,273	(334)	—	1,938
Other revenue	68	(8)	—	60
Service revenue (i)	5,712	(1,715)	—	3,997
Telephone and equipment revenue	503	(240)	—	263
Revenue	6,216	(1,955)	—	4,261
Operating profit (loss)	983	(574)	210	619
Add back:
Depreciation and amortization	1,516	(403)	—	1,113
Share of profit in joint ventures	—	—	(210)	(210)
Other operating expenses (income), net	(5)	—	—	(5)
EBITDA (ii)	2,494	(977)	—	1,517
EBITDA from discontinued operations	121	—	—	121
EBITDA incl discontinued operations	2,615	(977)	—	1,638
Capital expenditure (iii)	(1,065)	238	—	(827)
Spectrum paid	(59)	22	—	(37)
Changes in working capital and others (iv)	(51)	(13)	—	(65)
Taxes paid	(271)	143	—	(127)
Operating free cash flow (v)	1,169	(587)	—	582
Total Assets (vi)	15,484	(6,432)	6,088	15,141
Total Liabilities	12,934	(1,763)	1,229	12,401

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras(vii)	Eliminations and transfers	Group
Mobile revenue	846	(112)	—	735
Cable and other fixed services revenue	551	(28)	2	525
Other revenue	18	(2)	—	17
Service revenue (i)	1,416	(142)	3	1,276
Telephone and equipment revenue	115	(10)	—	105
Revenue	1,530	(152)	3	1,381
Operating profit (loss)	261	(32)	8	238
Add back:
Depreciation and amortization	351	(29)	1	322
Share of profit in joint ventures(viii)	—	—	(7)	(7)
Other operating expenses (income), net	(4)	1	(1)	(5)
EBITDA (ii)	608	(60)	—	548
EBITDA from discontinued operations	—	—	—	—
EBITDA incl discontinued operations	608	(60)	—	548
Capital expenditure (iii)	(199)	19	—	(180)
Spectrum paid	(18)			(18)
Changes in working capital and others (iv)	105	(23)	—	81
Taxes paid	(107)	13	—	(94)
Operating free cash flow (v)	389	(52)	—	338

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2021 (in millions of U.S. dollars)	Group Segment(viii)	Guatemala and Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	863	(236)	—	627
Cable and other fixed services revenue	577	(64)	—	513
Other revenue	17	(2)	—	16
Service revenue (i)	1,457	(302)	—	1,155
Telephone and equipment revenue	139	(39)	—	100
Revenue	1,595	(341)	—	1,254
Operating profit (loss)	270	(92)	25	203
Add back:
Depreciation and amortization	362	(64)	—	297
Share of profit in joint ventures	—	—	(25)	(25)
Other operating expenses (income), net	(14)	—	—	(14)
EBITDA (ii)	618	(157)	—	461
EBITDA from discontinued operations	28	—	—	28
EBITDA incl discontinued operations	647	(157)	—	490
Capital expenditure (iii)	(290)	42	—	(248)
Spectrum paid	(12)	—	—	(12)
Changes in working capital and others (iv)	104	8	—	112
Taxes paid	(72)	24	—	(48)
Operating free cash flow (v)	377	(82)	—	295

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021 (i)	Three months ended December 31, 2022	Three months ended December 31, 2021 (i)
Change in fair value of derivatives (Note 13)	12	3	—	1
Change in fair value in investment in Milvik	(6)	—	(6)	—
Change in fair value in investment in Helios Towers (ii)	—	18	—	—
Change in value of call option and put option liability (Note 3)	(1)	(31)	—	(5)
Exchange gains (losses), net	(84)	(42)	(31)	(9)
Other non-operating income (expenses), net	1	2	1	—
Total	(78)	(49)	(36)	(13)
(i)	Re-presented for discontinued operations (see note 4).

(ii)	In June 2021, Millicom disposed of its remaining shareholding in HT.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021 (ii) (iii)	Three months ended December 31, 2022	Three months ended December 31, 2021 (ii) (iii)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	64	618	57	659
Net profit (loss) attributable to equity holders from discontinued operations	113	(28)	—	(16)
Net profit (loss) attributable to all equity holders to determine the basic profit (loss) per share	177	590	57	643

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	139,049	128,571	170,883	127,519
Potential shares as a result of long term incentive plans	640	549	587	619
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	139,690	129,120	171,471	128,138

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.46	4.81	0.33	5.17
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.81	(0.22)	—	(0.13)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.27	4.59	0.33	5.04
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.46	4.79	0.33	5.15
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.81	(0.22)	—	(0.13)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	1.27	4.57	0.33	5.02
(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

(ii)	Re-presented for discontinued operations (see note 4).

(iii)	As required by IAS 33 ‘Earnings per share’ the impact of the bonus element included within the rights offering (see note 14) has been included in the calculations of the basic and diluted earnings per share for the current year/period and comparative figures have been re-presented accordingly.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At December 31, 2022, the equity accounted net assets of our joint venture in Honduras totaled $401 million (December 31, 2021: $406 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2021: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2022, Millicom's joint venture in Honduras repatriated cash of $88 million in the form of management fees, dividend advances and repayment of a shareholder loan. For the same period last year, Millicom's joint ventures in Guatemala and Honduras repatriated cash of $62 million, out of which $13 million represented dividends and dividends advances paid to the Company.

At December 31, 2022, Millicom had $48 million payables to Honduras joint venture which were mainly made up of loan advances (December 31, 2021: $69 million). In addition, as of December 31, 2021, Millicom had a total receivable from Honduras of $62 million, mainly composed of shareholder loan (representing a sale consideration following a shareholding restructuring in 2020, which was payable in several installments with an expected final settlement in November 2023). During 2022, our operations in Honduras early repaid the related outstanding amount of this loan in its entirety. At December 31, 2022, a total of $13 million corresponding to other operating receivables remain outstanding.

The table below summarizes the movements for the year in respect of the Group's joint ventures carrying values:

in millions of U.S. dollars	2022
Honduras (i)
Opening Balance at January 1, 2022	596
Results for the period	32
Dividends declared during the period	(35)
Currency exchange differences	(7)
Closing Balance at December 31, 2022	590
(i)	Share of profit is recognized under ‘Share of profit in the joint ventures’ in the statement of income for the period ended December 31, 2022.

9. PROPERTY, PLANT AND EQUIPMENT

During the year ended December 31, 2022, Millicom added property, plant and equipment for $823 million (December 31, 2021: $787 million) and received $21 million from disposal of property, plant and equipment (December 31, 2021: $11 million).

10. INTANGIBLE ASSETS

During the year ended December 31, 2022, Millicom added intangible assets for $345 million of which $195 million related to spectrum and licenses, and $150 million to additions of other intangible assets (December 31, 2021: $164 million of which $29 million related to an adjustment on spectrum and licenses and $135 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (December 31, 2021: nil).

During the year ended December 31, 2022, Millicom early terminated an IT software contract and also decommissioned the existing software. As a result, Millicom recorded a settlement provision of $7 million under operating expenses and recorded a decommissioning cost of this software for a total amount of $12 million, as accelerated amortization and impairment charges.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the year ended December 31, 2022 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of obtaining them.

Luxembourg

On January 10, 2022, Millicom placed a SEK 2.2 billion (approximately $239 million) senior unsecured sustainability bond (the "Bond") within its Sustainability bond framework. The Bond is due on 2027 and carries a floating coupon priced at 3m Stibor+300bps, the Bond is listed on the Nasdaq Stockholm sustainable bond list. On January 13, 2022, Millicom executed a swap on the principal amount to hedge it to USD (see note 13).

On April 13, 2022, Millicom repaid $100 million of the bridge loan with the proceeds received from the disposal of our operations in Tanzania. The remaining balance of $350 million was repaid in June 2022 with the proceeds of the rights offering (see note 14).

Colombia

On January 21, 2022, Colombia Movil S.A. repaid $100 million of the outstanding amount of the Syndicated Loan Agreement dated June 8, 2017. On January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated.

On October 5, 2022 UNE EPM Telecomunicaciones S.A. entered into a credit loan with Bancolombia for COP 85,000 million (approximately $18 million) loan with a variable rate at IBR+margin and a maturity of 1 year. As of December 31, 2022, there is still $50 million outstanding under the syndicated loan, which is covered by cross currency and interest rate swaps.

Guatemala

On January 27, 2022, our principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used in 2021 to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations (see note 3).

On March 31, 2022, Comcel executed a new 5-year $150 million loan agreement with Banco de Desarrollo Rural, S.A.. Proceeds were disbursed on April 27, 2022 and were used to refinance some of the credit agreements Comcel had with Banco Industrial.

On November 4, 2022, Comcel announced a tender offer to purchase for cash up to $90 million in aggregate principal amount of the USD $900 million 5.125% Senior Notes (early tender consideration for $822.5 for each $1,000 principal amount of the Notes). On November 20, 2022, Comcel announced that approximately $19 million in principal amount of the Notes, have been accepted and settled on November 21, 2022. Late tender expired on December 6, 2022 with no further tendered Notes. Total consideration amounted to approximately $16 million with a net financial income impact of $3 million given the Notes were repurchased below their par value.

Bolivia

On July 29, 2022, Tigo Bolivia signed two new loan agreements for a total amount of approximately $8 million and a repayment period of 5 years.

Nicaragua and El Salvador

On September 12, 2022, Telefonia Celular de Nicaragua, S.A. ("Nicaragua") and Telemovil El Salvador, S.A. de C.V. ("Telemovil") entered into a new Credit and Guaranty Agreement with Bank of Nova Scotia as Administrative Agent and Citigroup and Bladex as Joint Lead Arrangers, and with Millicom International Cellular, S.A. as Guarantor for $225 million Unsecured Term Loan with a 5-year maturity. The allocated portion for Telemovil is $75 million and the allocated portion for Nicaragua is $150 million. The proceeds have been used to partially repay loans with other companies within the Group. The interest rate for this loan is SOFR based plus a margin.

Paraguay

On November 4, 2022, Telefónica Celular del Paraguay S.A.E. (Telecel) announced a tender offer to purchase for cash up to $55 million in aggregate principal amount of the $550 million 5.875% Senior Notes (early tender consideration for $927.5 for each $1,000 principal amount of the Notes). On November 20, 2022, Telecel announced that approximately $47 million in principal amount of the Notes, have been accepted and settled on November 21, 2022. Late tender expired on December 6, 2022 with no further tendered Notes. Total consideration amounted to approximately $44 million with a net financial income impact of $3 million given the Notes were repurchased below their par value.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

11. FINANCIAL OBLIGATIONS (Continued)

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at December 31, 2022	As at December 31, 2021
Due within:
One year	180	1,840
One-two years	394	206
Two-three years	564	486
Three-four years	777	843
Four-five years	1,122	758
After five years	3,766	3,610
Total debt and financing	6,804	7,744

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at December 31, 2022 and December 31, 2021.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure(ii)
0-1 year	13	71	2	82
1-3 years	70	6	—	—
3-5 years	418	223	—	—
Total	501	300	2	82
(i)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

(ii)	Guarantee from Tanzania ceased to exist after the completion of the sale of our operations in Tanzania, see note 4.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021 (i)	Three months ended December 31, 2022	Three months ended December 31, 2021 (i)
Interest expense on bonds and bank financing	(434)	(329)	(113)	(94)
Interest expense on leases	(124)	(113)	(29)	(29)
Early redemption charges	—	(5)	—	—
Others	(59)	(47)	(5)	(7)
Total interest and other financial expenses	(617)	(495)	(148)	(130)
(i)	Re-presented for discontinued operations (see note 4)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2022, the total amount of claims brought against Millicom and its subsidiaries is $246 million (December 31, 2021: $246 million). The Group's share of the comparable exposure for its joint venture in Honduras is $13 million (December 31, 2021: $13 million).

As at December 31, 2022, $25 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2021: $36 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2021: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At December 31, 2022, the tax risks exposure of the Group's subsidiaries is estimated at $221 million, for which provisions of $38 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2021: $342 million of which provisions of $69 million were recorded). The decrease compared to December 31, 2021 mainly relates to the sale of our operations in Tanzania (see note 4) as well as the adherence to a tax amnesty in one of our operations. The Group's share of comparable tax exposure and provisions in its joint venture amounts to $97 million (December 31, 2021: $68 million) and $7 million (December 31, 2021: $3 million), respectively.

Capital commitments

At December 31, 2022, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $420 million of which $265 million are due within one year (December 31, 2021: $761 million of which $428 million are due within one year). The Group’s share of commitments in the joint ventures is $29 million of which $29 million are due within one year. (December 31, 2021: $41 million and $41 million respectively).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at December 31, 2022 and December 31, 2021:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021
Financial liabilities
Debt and financing	6,804	7,744	6,327	7,817
(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $211 million and $236 million, respectively, using the exchange rate at the time of the issuance of each bond) senior unsecured sustainability bonds issued in May 2019 and January 2022, respectively). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity dates are May 2024 and January 2027, respectively. The hedging relationships are highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2022, the fair values of the swaps amount to a liability of $53 million (December 31, 2021: an asset of $6 million).

Colombia and El Salvador operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2022, the fair value of El Salvador swap amounted to nil, (December 31, 2021: a liability of $1 million) and the fair value of Colombia swaps amounted to an asset of $19 million (December 31, 2021: an asset of $15 million). On January 19, 2022, a portion of the cross-currency swaps with Bancolombia and JP Morgan were settled in cash for an amount of $8 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2022

13. FINANCIAL INSTRUMENTS (Continued)

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a significant fair value at December 31, 2022.

14. RIGHTS OFFERING

On May 18, 2022, the Board of Directors of Millicom resolved on a rights offering (the "Rights Offering") granting preferential subscription rights to existing holders of shares and Swedish Depositary Receipts ("SDRs") to subscribe for up to 70,357,088 shares in aggregate.

Those who were registered as holders of shares/SDR register on May 23, 2022, received one subscription right for each share ("Share Right") or SDR ("SDR right") held in Millicom. 10 share rights entitled a holder thereof to subscribe for 7 new shares in Millicom and 10 SDR Rights entitled a holder thereof to subscribe 7 new SDRs in Millicom. The subscription price was set at SEK 106 per new SDR and $10.61 per new share. The subscription price in SEK was determined based on the subscription price in U.S. dollars as resolved by Millicom, $10.61 per new share, using the SEK-U.S. dollar exchange rate published by the Swedish Central Bank on May 17, 2022.

The record date for participation in the Rights Offering was May 23, 2022. The subscription period ran from May 27, 2022 up to June 13, 2022.

The result of the Rights Offering showed that 68,822,675 shares, including those represented by SDRs, have been subscribed for by the exercise of basic subscription rights. The remaining 1,534,413 shares, including those represented by SDRs, were allotted to those investors who subscribed for them pursuant to over subscription privileges. The Rights Offering was thus fully subscribed, and Millicom received proceeds amounting to approximately $717 million after deducting underwriting commissions and other offering expenses of $30 million.

The Rights Offering resulted in the issuance of 70,357,088 new shares, which increased the number of outstanding shares in Millicom from 101,739,217 to 172,096,305. As a result, the share capital increased by $106 million to $258 million from $153 million. The remaining $611 million have been allocated to the Group's share premium account.

15. SUBSEQUENT EVENTS

Potential acquisition

On January 25, 2023, Millicom confirmed that a potential acquisition of all outstanding shares in Millicom is being discussed with Apollo Global Management and Claure Group. There is no certainty that a transaction will materialize nor as to the terms, timing or form of any potential transaction.

Colombia financing

On January 5, 2023, UNE issued a COP230 billion (approximately $50 million) bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and are payable in Colombian peso.

Item 2

Earnings Release Q4 2022

Luxembourg, February 10, 2023

Millicom closes 2022 with robust free cash flow

Highlights Q4 2022*

•	Revenue up 10.1% and Operating profit up 17.2%, reflecting the Guatemala acquisition.

•	Service revenue up 2.3% organically fueled by broad-based growth across business lines and countries.

•	EBITDA up 1.8% organically, with revenue growth partially offset by higher content and energy costs.

•	Net profit of $57 million compared to $643 million in Q4 2021, which included a $670 million one-time gain on the Guatemala transaction.

•	Strong full year financial performance:

◦	Operating Cash Flow up 8.4% organically to $1,255 million

◦	Equity Free Cash Flow excluding Africa of $171 million

◦	Leverage down to 3.04x net financial obligations to EBITDA

Financial highlights ($ millions)	Q4 2022	Q4 2021	% change	Organic % Change	FY 2022	FY 2021	% change	Organic % Change
Revenue	1,381	1,254	10.1%	0.9%	5,624	4,261	32.0%	3.3%
Operating Profit	238	203	17.2%		915	619	47.9%
Net Profit	57	643	(91.2)%		177	590	(70.0)%
Non-IFRS measures (*)
Service Revenue	1,276	1,155	10.5%	2.3%	5,171	3,997	29.4%	3.5%
EBITDA	548	461	18.8%	1.8%	2,228	1,517	46.8%	1.2%
Capex	266	384	(30.8)%		973	922	5.5%
Operating Cash Flow	282	77	266.7%	70.8%	1,255	595	111.0%	8.4%

*See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"2022 was a strong year for Millicom. Operationally, we gained or sustained mobile and fixed market share in the vast majority of our markets, and we continued to successfully execute on our strategy to accelerate growth in B2B. In Mobile, we continued to invest to modernize and upgrade our networks, and we were the first to introduce 5G service in Guatemala. In Home, we continued to expand our network to reach 822,000 new homes, and we pivoted our new build activity toward fiber-to-the-home. We now reach 12.6 million homes, of which 730,000 are already fiber.

Despite a more challenging macroeconomic and competitive environment, we achieved Equity Free Cash Flow1 of $171 million, in line with our budget and consistent with our three-year target, thanks to robust organic OCF growth of 8.4%.

1 Excluding Africa

1

Earnings Release Q4 2022

These results demonstrate Millicom's ability to adapt to changing market conditions and reflect the strength of our team, our brand, and the quality of the services we provide, backed by state-of-the-art networks and infrastructure.

In 2022, we also validated our science-based targets and were recognized as one of the top five employers globally in the Great Place to Work survey. I want to thank our 20,000 employees for their continued hard work and dedication. I am confident that, together, we will deliver another outstanding performance in 2023."

Financial Targets

As communicated on 14 February 2022, Millicom’s financial targets are:

•	Organic operating cash flow growth of around 10% per year on average in 2022-2024

•	Cumulative Equity free cash flow of $800 million to $1.0 billion in 2022-2024

•	Reduce leverage to 2.5x by 2025 and to 2.0x over the long term

Subsequent Event

On January 25, 2023, Millicom confirmed that a potential acquisition of all outstanding shares in Millicom is being discussed with Apollo Global Management and Claure Group. There is no certainty that a transaction will materialize nor as to the terms, timing or form of any potential transaction.

2

Earnings Release Q4 2022

Group Quarterly Financial Review - Q4 2022

Income statement data (i) (IFRS)	Q4 2022	Q4 2021	% change	FY 2022	FY 2021	% change
$ millions (except EPS in $)
Revenue	1,381	1,254	10.1%	5,624	4,261	32.0%
Cost of sales	(372)	(347)	(7.2)%	(1,506)	(1,197)	(25.8)%
Gross profit	1,010	908	11.2%	4,118	3,063	34.5%
Operating expenses	(462)	(447)	(3.4)%	(1,890)	(1,546)	(22.3)%
Depreciation	(242)	(220)	(9.7)%	(999)	(804)	(24.3)%
Amortization	(81)	(77)	(4.7)%	(345)	(310)	(11.4)%
Share of profit in joint ventures	7	25	(70.8)%	32	210	(84.6)%
Other operating income (expenses), net	5	14	(66.6)%	(2)	5	NM
Operating profit	238	203	17.2%	915	619	47.9%
Net financial expenses	(137)	(128)	(6.9)%	(599)	(472)	(27.0)%
Revaluation of previously held interests in Guatemala	—	670	NM	—	670	NM
Other non-operating income, (expense) net	(36)	(13)	NM	(78)	(49)	(57.2)%
Losses from other JVs and associates, net	—	(1)	55.5%	—	(40)	98.8%
Profit before tax	64	731	(91.3)%	238	728	(67.3)%
Net tax expense	(22)	(92)	76.0%	(222)	(158)	(41.1)%
Profit for the period from continuing ops.	42	639	(93.5)%	16	570	(97.2)%
Non-controlling interests	15	20	(25.0)%	48	48	0.3%
Profit (loss) from discontinued operations	—	(16)	99.3%	113	(28)	NM
Net profit for the period	57	643	(91.2)%	177	590	(70.0)%
Weighted average shares outstanding (millions)	170.88	127.52	34.0%	139.05	128.57	8.1%
EPS	0.33	5.04	(93.4)%	1.27	4.59	(72.3)%

(i) Since acquiring the remaining 45% equity interest on November 12, 2021, the Guatemala business is fully consolidated in our financial statements.

The consolidation of Guatemala is the most important factor affecting the comparison between Q4 2022 and Q4 2021. For brevity purposes, we omit repeated mentions of the Guatemala transaction when discussing the reasons for changes in financial performance year-on-year. To facilitate comparisons, proforma income statement data are included in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

In Q4 2022, revenue grew 10.1% year-on-year, as the Guatemala transaction more than offset the impact of a weaker Colombian peso, which depreciated 8.5% during the quarter and 17.7% year-on-year. Excluding these effects, revenue increased 0.9% on an organic basis, as service revenue growth of 2.3% was partially offset by a 14.2% decline in equipment sales, mostly due to consumers lengthening handset replacement decisions in light of the weaker macro backdrop.

Cost of sales increased 7.2% year-on-year, reflecting the Guatemala transaction and higher content costs related to the World Cup and newly launched soccer content, as well as higher bad debt expenses reflecting growth in our post-paid subscription businesses. Operating expenses increased 3.4% year-on-year due to the full consolidation of Guatemala. Excluding the Guatemala transaction, operating expenses were down slightly, as lower selling and marketing costs offset higher energy costs.

3

Earnings Release Q4 2022

Depreciation increased 9.7% year-on-year to $242 million, while amortization rose 4.7% to $81 million, both reflecting the Guatemala transaction. Other operating income of $5 million in Q4 2022 compares to an income of $14 million in Q4 2021. As a result of the above factors, operating profit increased 17.2% year-on-year.

Net financial expenses rose $9 million year-on-year, due to higher average debt levels to fund the Guatemala acquisition, partially offset by the positive effect of the weaker Colombian peso on our peso-denominated debt. Other non-operating expense of $36 million compares to $13 million in Q4 2021 related mostly to increased foreign exchange losses in Q4 2022 due to the depreciation of the Paraguayan guarani and the Colombian peso.

Tax expense decreased to $22 million in Q4 2022 from $92 million in Q4 2021, mainly due to changes in deferred taxes in Colombia and the effect of the Guatemala consolidation. Non-controlling interests of $15 million in Q4 2022 compared to $20 million in Q4 2021 reflecting our partners' share of net losses in Colombia.

Net profit attributable to owners of the company was $57 million, or $0.33 per share, compared to a net profit of $643 million ($5.04 per share) in Q4 2021, which included a one-time non-cash gain of $670 million on the Guatemala transaction. The weighted average number of shares outstanding during the quarter was 170.88 million. As of December 31, 2022, there were 172.10 million shares issued and outstanding, including 1.21 million held in treasury.

Cash Flow

Given meaningful seasonal variations, commentary in this section emphasizes year-to-date rather than quarterly performance.

Operating Free Cash Flow (OFCF) increased 31.5% or $183 million to $765 million in 2022, with most line items impacted primarily by the consolidation of Guatemala. Working capital investment of $136 million in 2022 reflects the impact of weaker foreign exchange rates on balances, VAT applied on Capex in Colombia, and for the decommissioning of towers and CPEs.

Taxes paid increased to $316 million in 2022 from $127 million in 2021, primarily due to the consolidation of Guatemala, as well as $40 million related to a tax amnesty. Finance charges increased $52 million year-on-year to $403 million due to higher average debt levels in 2022 compared to 2021 to fund the Guatemala transaction.

Lease interest and lease principal payments totaled $285 million in 2022, up $8 million from $277 million in 2021, due to the Guatemala consolidation, expansion of our network, as well as higher payments on renewals, partially offset by the effect of a weaker Colombian peso on leases denominated in local currency in that country. Finally, repatriation from joint ventures and associates was $88 million in 2022, an increase of $25 million compared to 2021, due to increased repatriation from Honduras, which continues to contribute meaningfully to Group cash flow.

4

Earnings Release Q4 2022

Equity Free Cash Flow (EFCF) in 2022 was $161 million, including an outflow of $10 million related to the Africa operation. Excluding Africa, EFCF was $171 million in 2022, in line with our guidance range of $150-200 million for the year and consistent with our 2022-2024 cumulative EFCF target of $800 million to $1 billion.

Cash flow data* ($ millions)	Q4 2022	Q4 2021	% change	FY 2022	FY 2021	% change
EBITDA from continuing operations	548	461	18.8%	2,228	1,517	46.8%
EBITDA from discontinued operations	—	28	NM	24	121	(79.9)%
EBITDA including discontinued operations	548	490	11.9%	2,252	1,638	37.5%
Cash capex (excluding spectrum and licenses)	(180)	(248)	27.5%	(957)	(827)	(15.6)%
Spectrum paid	(18)	(12)	(50.3)%	(93)	(37)	NM
Changes in working capital	77	108	(28.5)%	(136)	(77)	(77.7)%
Other non-cash items	4	4	(8.1)%	15	12	24.6%
Taxes paid	(94)	(48)	(96.9)%	(316)	(127)	NM
Operating free cash flow	338	295	14.6%	765	582	31.5%
Finance charges paid, net	(90)	(84)	(7.4)%	(403)	(351)	(14.8)%
Lease interest payments, net	(28)	(31)	9.8%	(128)	(140)	8.8%
Lease principal repayments	(37)	(47)	20.5%	(157)	(137)	(14.7)%
Free cash flow	182	133	37.2%	77	(46)	NM
Repatriation from joint ventures and associates	24	13	95.0%	88	62	40.2%
Dividends and advances to non-controlling interests	(1)	—	NM	(4)	(6)	35.8%
Equity free cash flow	206	145	41.8%	161	10	NM
Less: Equity free cash flow - Africa	—	10	NM	(10)	(2)	NM
Equity free cash flow - excluding Africa	206	136	52.0%	171	12	NM

* See page 11 for a description of non-IFRS measures discussed in the above table. On November 12, 2021, we acquired the remaining 45% interest in our Guatemala operation, and we began to consolidate Guatemala as of that date. As a result, Cash Flow metrics for 2022 are not directly comparable to those of 2021, which did not include Guatemala. Additionally, cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

5

Earnings Release Q4 2022

Debt

($ millions)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
USD Debt	4,100	4,140	4,024	4,507	4,827
Local Currency Debt	2,704	2,725	2,840	2,916	2,917
Gross Debt	6,804	6,865	6,864	7,423	7,744
Cash	1,039	884	779	699	930
Net Debt*	5,765	5,981	6,085	6,724	6,814
Leases	1,016	1,025	1,034	1,071	1,167
Net Financial Obligations*	6,780	7,006	7,118	7,795	7,981
EBITDA* (LTM)	2,228	2,141	1,954	1,719	1,639
Proforma Adjustments	—	103	317	534	747
Proforma EBITDA*	2,228	2,244	2,271	2,253	2,385
Leverage*	3.04x	3.12x	3.14x	3.46x	3.34x

* Net Debt, Net financial obligations, EBITDA and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Proforma adjustments relate to the acquisition of the Guatemala operation on November 12, 2021.

Gross debt decreased $61 million during the quarter to $6,804 million as of December 31, 2022, compared to $6,865 million at the end Q3 2022, and the percent of gross debt in local currency2 remained unchanged at 40%. Meanwhile, 82% of our debt was at fixed rates3 with an average maturity of 5.7 years, and approximately 62% of gross debt at December 31, 2022 was held at our operating entities, while the remaining 38% was at the corporate level. All these debt metrics were in line with our targets.

The average interest rate on our debt increased to 6.3% from 6.0% at the end of Q3 2022, reflecting the impact of higher interest rates on our floating rate debt. On our dollar-denominated debt4, the average rate was 5.5% with an average maturity of 6.4 years as of December 31, 2022, increasing slightly from average rate levels as of September 30, 2022.

Our cash position was $1,039 million as of December 31, 2022, an increase of $155 million compared to $884 million as of September 30, 2022, and 79% was held in U.S. dollars. As a result, our net debt was $5,765 million as of December 31, 2022, a decrease of $216 million during the quarter, reflecting the EFCF generation and the effect of a weaker Colombian peso foreign exchange rates on our local currency debt.

Including lease liabilities of $1,016 million, net financial obligations were $6,780 million as of December 31, 2022, a decrease of $226 million during the quarter. Leverage, which includes lease obligations, was 3.04x as of December 31, 2022, decreasing from 3.12x as of September 30, 2022. Excluding the impact of leases, the ratio of net debt to EBITDAaL was 2.94x, compared to 3.03x as of September 30, 2022.

2 Or swapped for local currency

3 Or swapped for fixed rates

4 Including SEK denominated bonds that have been swapped into US dollars.

6

Earnings Release Q4 2022

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity in our markets remained subdued, while inflation remained elevated during Q4 2022, in line with global trends. Foreign exchange rate volatility increased in some of our markets, with the Colombian peso and Paraguayan guarani down 17.7% and 4.8%, respectively, year-on-year. Currencies in our other markets were broadly stable. Foreign exchange rates and movements are presented on page 15.

Key Performance Indicators

Mobile services

We ended Q4 2022 with 40.6 million customers, an increase of 561,000 during the quarter with customer gains in every country, including more than 200,000 net additions in Paraguay, mostly in prepaid. Postpaid continued its strong momentum, adding 227,000 customers during the quarter, mostly in Colombia.

Year-on-year Mobile ARPU was flat in local currency terms but declined 4.5% on a reported basis mostly due to the effect of the weaker Colombian peso. That said, Q4 Mobile ARPU in Colombia grew for a fourth consecutive quarter on a local currency basis, increasing 8% year-on-year.

7

Earnings Release Q4 2022

Key Performance Indicators* (‘000)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q4 2022 vs Q4 2021
Mobile customers	40,576	40,014	39,855	39,956	39,802	1.9%
Of which 4G customers	20,886	19,806	19,134	19,282	19,046	9.7%
Of which postpaid subscribers	6,382	6,155	6,161	5,935	5,615	13.7%
Mobile ARPU ($)	6.0	6.0	6.2	6.1	6.3	(4.5)%
Homes passed	12,905	12,700	12,448	12,237	12,083	6.8%
Of which HFC/FTTH	12,632	12,433	12,179	11,965	11,810	7.0%
Customer relationships	4,811	4,780	4,767	4,762	4,704	2.3%
Of which HFC/FTTH	4,139	4,109	4,083	4,062	3,988	3.8%
HFC/FTTH revenue generating units	8,708	8,636	8,572	8,524	8,360	4.2%
Of which Broadband Internet	3,778	3,764	3,740	3,719	3,637	3.9%
Home ARPU ($)	25.4	26.2	27.3	27.5	27.9	(8.9)%

* KPIs re-presented to include Guatemala in all periods and exclude both Africa, which has been classified as discontinued operations, and our joint venture in Honduras, which is not consolidated in the Group figures.

Broadband and other fixed services

At the end of Q4 2022, our networks passed 12.9 million homes, an increase of 205,000 during the quarter and 822,000 during the year. In the quarter, we added 30,000 net HFC/FTTH customer relationships, as we continued to prioritize price discipline amidst a more challenging macroeconomic environment and intense competition in some markets. Penetration on our HFC/FTTH network was 32.8%, down from 33.8% in Q4 2021, as we continued to expand our network during the second half of 2022.

Home ARPU declined 8.9% year-on-year, due largely to the weaker Colombian peso. Organically, Home ARPU declined 3.2%, reflecting increased competition and a shift in mix toward Broadband-only customers, which generate lower ARPU, as well as lower cost and capex. In local currency, ARPU increased in three countries, and we increased prices across our footprint, which may produce improved ARPU trends going forward.

Financial indicators

In Q4 2022, revenue increased 10.1% year-on-year to $1,381 million, while service revenue increased 10.5% to $1,276 million. Adjusting for the acquisition of Guatemala and for currency movements, organic service revenue growth was 2.3% year-on-year, reflecting growth in all business units and in most countries.

•	Guatemala service revenue returned to growth, increasing 1.9% in local currency as subscription businesses accelerated sequentially from Q3 thanks in part to World Cup revenue, while prepaid performance continued to reflect elevated competition as well as declining incoming international traffic.

•	Colombia service revenue grew 4.4% in local currency, with low-teen growth in mobile driven by postpaid and low single digit growth in B2B offsetting a small decline in Home.

8

Earnings Release Q4 2022

•	In Paraguay, 4.1% local currency service revenue growth reflected mid-single-digit growth in mobile and strong growth in B2B, which offset a decline in Home.

•	Panama grew 0.2%, as continued growth in mobile was offset by declines in the Home and B2B businesses.

•	Bolivia declined 4.5%, mainly as a result of a general strike in the Santa Cruz region which reduced mobility during the quarter, as well as a change in regulation that took place in August and impacted mobile data overage rates.

•	El Salvador had the strongest growth in the quarter, accelerating to 7.5%, with all three business units contributing, while service revenue grew 4.6% in Nicaragua and declined 0.4% in Costa Rica.

•	Service revenue in our Honduras joint venture (not consolidated) grew 4.9% in local currency, as recent investments in our mobile network have spurred improved revenue growth trends.

Financial Highlights*	Q4 2022	Q4 2021	% change	Organic % change	FY 2022	FY 2021	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,381	1,254	10.1%	0.9%	5,624	4,261	32.0%	3.3%
Service revenue	1,276	1,155	10.5%	2.3%	5,171	3,997	29.4%	3.5%
Mobile	735	627	17.2%		2,957	2,000	47.9%
Cable and other fixed services	525	513	2.4%		2,145	1,938	10.7%
Other	17	15	8.4%		69	60	15.3%
EBITDA	548	461	18.8%	1.8%	2,228	1,517	46.8%	1.2%
EBITDA margin	39.7%	36.8%	2.9 pt		39.6%	35.6%	4.0 pt
Capex	266	384	(30.8)%		973	922	5.5%
OCF	282	77	266.7%	70.8%	1,255	595	111.0%	8.4%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

By business unit, Home service revenue grew 0.8% organically, impacted by lower ARPU from competition pressures in markets such as Colombia and Paraguay as well as the impact of a general strike on economic activity in Bolivia. In our Mobile business, organic service revenue grew a healthy 2.6% year-on-year, driven by postpaid, which grew 9.6%, due to customer growth and price increases implemented in the last year. Finally, B2B had its fourth consecutive quarter of mid-single-digit growth, with service revenue growing 5.0% organically, with El Salvador and Paraguay posting the fastest growth and almost all countries growing in 2022.

EBITDA was $548 million, an increase of 18.8% year-on-year. Excluding the acquisition of Guatemala and changes in FX rate, EBITDA increased 1.8% organically year-on-year. By country, EBITDA local currency growth was strongest in El Salvador (11.1%) Nicaragua (7.6%), and Paraguay (6.7%). Guatemala grew 2.6%, its best performance of the year thanks in part to the World Cup, while Colombia was up 4.0%, marking a third consecutive quarter of growth. Panama declined 1.8%, as 2021 benefited from some large B2B contracts, while Bolivia declined 11.8%, impacted by the regulatory change implemented in August as well as the strike during the quarter. Finally, our joint venture (not consolidated) in Honduras experienced strong growth of 13.5%, reflecting both the improved revenue trends in Q4 2022 and an easy comparison against a muted performance in Q4 2021.

9

Earnings Release Q4 2022

Capex was $266 million in the quarter. In Mobile, we added more than 670 points of presence to our 4G network, and we ended with more than 17,900 points of presence, an increase of 14% year-on-year. At the end of Q4 2022, our 4G networks covered approximately 80% of the population5, up from approximately 78% as of Q4 2021.

Operating Cash Flow (OCF) more than tripled year-on-year to $282 million in Q4 2022. Excluding the impact of the acquisition of Guatemala and currencies, OCF increased 70.8% organically. For the full year, OCF increased 8.4% organically. Excluding the impact of one-offs in both years (detailed on page 13), OCF would have increased 8.6% in 2022. We are starting to implement our broad-based efficiency program, Project Everest, which aims to achieve run rate benefits of more than $100 million by year-end 2024.

ESG highlights – Q4 2022

Environment

With our Science-Based Targets validated and officially announced in July 2022, we have continued our work to ensure progress towards SBT commitments. One of our ongoing initiatives is to increase the use of solar power for rural base stations.

Society

Digital Education

In 2022, our Conectadas program reached and trained over 171,000 women, and our Maestr@s Conectad@s program trained over 102,000 teachers. Live training events for teachers took place in Bolivia, Colombia, El Salvador and Paraguay, with over 6,000 teachers attending.

At the end of 2022 our Conectate Segur@ program reached a total of over 103,000 children and adolescents on the safe and creative use of internet. All our programs continue being implemented also through our partnership with the Real Madrid Foundation, at the end of Q4 2022 over 6,000 children and adolescents received our training.

Supply Chain Management

We have continued to strengthen our supply chain, first with ESG training for 79% of eligible suppliers and evaluating 57% of the global strategic suppliers on our sustainable procurement platform throughout 2022.

Governance

Compliance

In Q4 2022, we gathered the results of our annual mandatory Compliance training, having reached 99% completion across all operations and HQ. In November and December, we celebrated our Compliance Week and Anti-Corruption Day, respectively, hosting various activities that included top management and issuing communications that reinforced awareness amongst all personnel.

Continuing our ongoing review of company policies, we published an updated Third Party Due Diligence Policy, which establishes vetting processes for new and existing vendors.

5 The population is approximately 120 million in our markets.

10

Earnings Release Q4 2022

Video conference details

A video conference to discuss these results will take place on February 10 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 879-9645-2403. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2023

Date	Event
April 27	Q1 2023 results
May 4	2023 AGM
July 27	Q2 2023 results
October 26	Q3 2023 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
Yocasta Valdez, Group Sr. Manager Digital Media & Communications	Sarah Inmon, Director Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2022, Millicom, including its Honduras Joint Venture, employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on February 10, 2023.

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Earnings Release Q4 2022

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction of net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found under the heading “Risk Factors” in Item 1 of Millicom’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2022, and in Millicom’s subsequent SEC filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

12

Earnings Release Q4 2022

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Following the changes in perimeter following the Guatemala acquisition and the Africa disposal, Millicom's management modified the company's external reporting with the primary objective of simplifying it. As a result, the Group has discontinued the use of the following non-IFRS measures: Proportionate financial obligations, Proportionate leverage, Proportionate leverage after leases, and all Underlying measures (as these mainly reflected the full consolidation of Guatemala). The definitions of EBITDA and Return on Invested Capital have been adjusted to reflect this change. In addition, the Group changed the definition of Equity Free Cash Flow to include spectrum paid and lease principal repayments in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation. As a result we no longer refer to Equity Free Cash Flow 'after Leases'.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

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Earnings Release Q4 2022

Net debt is Debt and financial liabilities less cash and pledged and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions and disposals made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2021 Annual Report for a list and description of non-IFRS measures.

14

Earnings Release Q4 2022

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q4 2022	Q4 2022	Q4 2022	Q4 2022
A- Current period	1,381	1,276	548	282
B- Prior year period	1,254	1,155	461	77
C- Reported growth (A/B)	10.1%	10.5%	18.8%	266.7%
D- Perimeter	15.6%	14.4%	22.6%	134.8%
E- FX and other	(6.3)%	(6.3)%	(5.6)%	61.2%
F- Organic Growth (C-D-E)	0.9%	2.3%	1.8%	70.8%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	FY 2022	FY 2022	FY 2022	FY 2022
A- Current period	5,624	5,171	2,228	1,255
B- Prior year period	4,261	3,997	1,517	595
C- Reported growth (A/B)	32.0%	29.4%	46.8%	111.0%
D- Perimeter	32.2%	29.4%	49.2%	104.4%
E- FX and other	(3.5)%	(3.5)%	(3.5)%	(1.8)%
F- Organic Growth (C-D-E)	3.3%	3.5%	1.2%	8.4%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

Reconciliation of Net financial obligations to EBITDA as of December 31, 2022

Debt Information - December 31, 2022	Financial obligations			EBITDA	Leverage
$ millions	Gross	Cash	Net
Millicom Group (IFRS)	7,820	1,039	6,780	2,228	3.04x

One-off Summary - Items above EBITDA

2022	Q4 2022		FY 2022		Comment (Q4 2022)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Panama	—	—	—	5
Colombia	—	—	—	(4)
Corporate	—	—	—	(7)
Group Total	—	—	—	(7)

15

Earnings Release Q4 2022

2021	Q4 2021		FY 2021		Comment (Q4 2021)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Paraguay	—	—	(4)	(4)
Group Total	—	—	(4)	(4)

ARPU reconciliations

Mobile ARPU Reconciliation	Q4 2022	Q4 2021	FY 2022	FY 2021
Mobile service revenue ($m)	735	752	2,957	2,933
Mobile Service revenue ($m) from non-Tigo customers ($m) *	(9)	(10)	(43)	(30)
Mobile Service revenue ($m) from Tigo customers (A)	725	742	2,914	2,903
Mobile customers - end of period (000)	40,576	39,802	40,576	39,802
Mobile customers - average (000) (B) **	40,295	39,387	40,041	38,393
Mobile ARPU (USD/Month) (A/B/number of months)	6.0	6.3	6.1	6.3

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q4 2022	Q4 2021	FY 2022	FY 2021
Home service revenue ($m)	375	401	1,555	1,590
Home service revenue ($m) from non-Tigo customers ($m) *	(9)	(8)	(33)	(29)
Home service revenue ($m) from Tigo customers (A)	366	393	1,522	1,561
Customer Relationships - end of period (000) **	4,811	4,704	4,811	4,704
Customer Relationships - average (000) (B) ***	4,796	4,688	4,765	4,575
Home ARPU (USD/Month) (A/B/number of months)	25.4	27.9	26.6	28.4

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q4 2022	Q4 2021	FY 2022	FY 2021
EBITDA	548	461	2,228	1,517
(-)Capex (Ex. Spectrum)	266	384	973	922
OCF	282	77	1,255	595

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Earnings Release Q4 2022

Capex Reconciliation

Capex Reconciliation	Q4 2022	Q4 2021	FY 2022	FY 2021
Consolidated:
Additions to property, plant and equipment	235	338	823	787
Additions to licenses and other intangibles	65	66	345	164
Of which spectrum and license costs	34	19	195	29
Total consolidated additions	300	403	1,167	951
Of which capital expenditures related to headquarters	3	3	14	10

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q4 22	Q3 22	QoQ	Q4 21	YoY	Q4 22	Q3 22	QoQ	Q4 21	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	4,743	4,340	(8.5)%	3,903	(17.7)%	4,810	4,532	(5.8)%	3,981	(17.2)%
Costa Rica	CRC	615	663	7.9%	637	3.6%	602	633	5.1%	645	7.2%
Guatemala	GTQ	7.85	7.78	(0.9)%	7.73	(1.6)%	7.85	7.88	0.4%	7.72	(1.7)%
Honduras	HNL	24.70	24.57	(0.5)%	24.25	(1.8)%	24.66	24.70	0.2%	24.43	(0.9)%
Nicaragua	NIO	36.14	35.96	(0.5)%	35.43	(2.0)%	36.23	36.05	(0.5)%	35.52	(2.0)%
Paraguay	PYG	7,232	6,929	(4.2)%	6,886	(4.8)%	7,346	7,091	(3.5)%	6,886	(6.3)%

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q4 2022	Q4 2021	FY 2022	FY 2021
Net cash provided by operating activities	417	439	1,284	956
Purchase of property, plant and equipment	(175)	(262)	(800)	(740)
Proceeds from sale of property, plant and equipment	13	5	21	11
Purchase of intangible assets	(17)	9	(179)	(98)
Purchase of spectrum and licenses	(18)	(12)	(93)	(37)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	118	115	530	491
Operating free cash flow	338	295	765	582
Interest (paid), net	(118)	(115)	(530)	(491)
Lease Principal Repayments	(37)	(47)	(157)	(137)
Free cash flow	182	133	77	(46)
Repatriation from joint ventures and associates	24	13	88	62
Dividends paid to non-controlling interests	(1)	—	(4)	(6)
Equity free cash flow	206	145	161	10
Less: Equity free cash flow - Africa	—	10	(10)	(2)
Equity free cash flow - excluding Africa	206	136	171	12

Rebased Selected Financial Indicators

In order to aid investors track the company's performance in future periods, the table that follows rebases a selection of 2022 full year financial indicators to reflect the disposal of Tanzania's operation on April 5, 2022.

($ millions)	Capex	OCF
2022 Group	973	1,255
Tanzania eliminations	(8)	8
2022 Group rebased	964	1,264

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: February 10, 2023